INTERACTIVE INTELLIGENCE, INC.
7601 Interactive Way, Indianapolis, Indiana 46278
(317) 872-3000

October 26, 2007

VIA EDGAR AND TELECOPY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:     Registration Statement on Form S-3 (Reg. No. 333-138085)

Dear Sir or Madam:

Interactive Intelligence, Inc. hereby requests that the effectiveness of the above described Registration Statement be accelerated, so that it will become effective at 11:00 a.m. (Eastern Time) on Wednesday, October 31, 2007, or as soon thereafter as is practicable.

The undersigned, on behalf of the filing person, acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen R. Head
Stephen R. Head
Chief Financial Officer, Vice President of Finance and Administration, Secretary and Treasurer